UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER: 001-15941

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Innovaro, Inc.

(Full name of registrant)

(Former name if applicable)

2109 East Palm Avenue

(Address of principal executive office (street and number))

Tampa, FL 33605

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the period ending December 31, 2011 cannot be completed by March 30, 2012, without undue hardship and expense to the Registrant. The Registrant anticipates that it will file its Form 10-K within the “grace” period provided by Securities Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carole R. Wright	(813)	754-4330 Extension: 224
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although (i) it is not anticipated that any significant change in the results of operations will be reflected in the income statements to be included in the Company’s Form 10-K for the year ended December 31, 2011 from the income statements included in the Company’s Form 10-K for the year ended December 31, 2010 and (ii) it is unrelated to the filing of this notification of late filing, the Company has determined that it should not have recorded a derivative liability related to certain warrants issued by it during the third quarter of 2010. The derivative liability was first recorded in the Company’s financial statements for the quarter ended September 30, 2010 and continued to be recorded through the third quarter of 2011. The Company has determined that this error is not material with respect to its financial statements for the quarter ended September 30, 2010 and the year ended December 31, 2010, but has determined that the error is material with respect to the first three quarters of 2011. As a result, the Company will amend its Form 10-Qs for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 to reverse the recording of this derivative liability in the financial statements included therein.

In addition, the Company expects the report of its registered independent accounting firm on the consolidated financial statements to be included in its Form 10-K for the year ended December 31, 2011 to contain an explanatory paragraph indicating that current conditions raise substantial doubt with respect to the Company’s ability to continue as a going concern.

Innovaro, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2012	By:	/s/ Carole R. Wright
		Name:	Carole R. Wright
		Title:	Chief Financial Officer